-Creating a happy tomorrow for everyone-	(Securities Code: 2579)

NOTICE OF RESOLUTIONS AT THE 59th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Reported Items
1.     Business report and consolidated financial statements for the 59th fiscal term (January 1 to December 31, 2016); and audit reports of consolidated financial statements by Accounting Auditors and the Audit and Supervisory Committee
2.     Non-consolidated financial statements for the 59th fiscal term (January 1 to December 31, 2016)

Resolved Items
Proposal No. 1:
Appropriation of surplus
Proposal No. 2:
Approval of share exchange agreement between the Company and Coca-Cola East Japan Co., Ltd.
Proposal No. 3:
Approval of absorption-type company split agreement between the Company and New CCW Establishment Preparation Co., Ltd.
Proposal No. 4:
Partial amendments to Articles of Incorporation
Proposal No. 5:
Election of nine (9) Directors (excluding Directors Serving on the Audit and Supervisory Committee)
Proposal No. 6:
Election of three (3) Directors (excluding Directors Serving on the Audit and Supervisory Committee) in Relation to the Business Integration
Proposal No. 7:
Election of three (3) Directors Serving on the Audit and Supervisory Committee in Relation to the Business Integration
Proposal No. 8:
Revision to Remuneration for Directors (excluding Directors Serving on the Audit and Supervisory Committee)

(Translation)

(Securities Code: 2579) March 22, 2017

NOTICE OF RESOLUTIONS
AT THE 59th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

We hereby inform you of the reports presented and the resolutions approved at the 59th Ordinary General Meeting of Shareholders held today as follows:

Sincerely yours,
Tamio Yoshimatsu Representative Director & President

7-9-66 Hakozaki, Higashi-ku, Fukuoka, Japan

Reported Items

We reported:
1.
Business report and consolidated financial statements for the 59th fiscal term (January 1 to December 31, 2016); and audit reports of consolidated financial statements by Accounting Auditors and the Audit and Supervisory Committee

2.	Non-consolidated financial statements for the 59th fiscal term (January 1 to December 31, 2016)

Resolved Items

Proposal No. 1:	Appropriation of surplus
Proposal No. 1 was approved and adopted as proposed. It was resolved that the year-end dividend is 24 yen (including commemorative dividend: 1 yen) per share of the Company’s common stock.
Moreover, the transfer of reserve for community contributions of 561,655,042 yen to retained earnings to be carried forward was approved.

Proposal No. 2:	Approval of share exchange agreement between the Company and Coca-Cola East Japan Co., Ltd.
Proposal No. 2 was approved and adopted as proposed. The share exchange agreement entered into by the Company and Coca-Cola East Japan Co., Ltd. regarding the share exchange with the Company as the sole parent company and Coca-Cola East Japan Co., Ltd. as the wholly-owned subsidiary was approved.
The expected effective date of the share exchange will be April 1, 2017.

Proposal No. 3:	Approval of absorption-type company split agreement between the Company and New CCW Establishment Preparation Co., Ltd.
Proposal No. 3 was approved and adopted as proposed. The absorption-type company split agreement entered into by the Company and New CCW Establishment Preparation Co., Ltd. under which the Company is the splitting company and New CCW Establishment Preparation Co., Ltd. is the succeeding company was approved.
The expected effective date of the share exchange will be April 1, 2017.

Proposal No. 4:	Partial amendments to Articles of Incorporation
Proposal No. 4 was approved and adopted as proposed. The partial amendments to the Articles of Incorporation, which shall include changing the trade name of the Company, were approved. The amendments to the Articles of Incorporation may take effect on April 1, 2017 (expected) subject to the approval as originally proposed of the proposal for the approval of the share exchange agreement related to the business integration at the Annual General Shareholder’s Meeting of Coca-Cola East Japan Co., Ltd. expected to be held on March 23, 2017, the share exchange in Proposal No. 2, and the absorption-type company split (hereinafter referred to as the “Business Integration”) in Proposal No. 3.

Proposal No. 5:	Election of nine (9) Directors (excluding Directors Serving on the Audit and Supervisory Committee)
Proposal No. 5 was approved and adopted as proposed. Messrs. Tamio Yoshimatsu, Nobuo Shibata, Hideharu Takemori, Toshio Fukami, Shigeki Okamoto, Yoshiki Fujiwara, Yasunori Koga, Shunichiro Hombo and Zenji Miura were reelected and have taken office as Directors (excluding Directors serving on the Audit and Supervisory Committee).
Mr. Zenji Miura is an Outside Director.
The terms of office of Messrs. Nobuo Shibata, Hideharu Takemori, Toshio Fukami, Shigeki Okamoto, Yoshiki Fujiwara, Shunichiro Hombo, and Zenji Miura will continue until March 31, 2017 (expected), subject to the Business Integration going into effect.

Proposal No. 6:	Election of three (3) Directors (excluding Directors Serving on the Audit and Supervisory Committee) in Relation to the Business Integration
Proposal No. 6 was approved and adopted as proposed. Messrs. Vikas Tiku, Costel Mandrea and Hiroshi Yoshioka were newly elected. The three (3) Directors will take office on April 1, 2017 (expected), subject to the resignation of the Directors elected in Proposal No. 5 to serve through March 31, 2017 (excluding Directors serving on the Audit and Supervisory Committee) upon the completion of their terms of office.
Mr. Hiroshi Yoshioka is an Outside Director.

Proposal No. 7:	Election of three (3) Directors Serving on the Audit and Supervisory Committee in Relation to the Business Integration
Proposal No. 7 was approved and adopted as proposed. Messrs. Zenji Miura, Irial Finan and John Murphy were newly elected. The three Directors will take office subject to the business integration going into effect and the resignation of the four (4) Directors Serving on the Audit and Supervisory Committee, Hiroyoshi Miyaki, Gotaro Ichiki, Seiji Isoyama, and Tomoko Ogami, on March 31, 2017 (expected).
Messrs. Zenji Miura, Irial Finan and John Murphy are Outside Directors.

Proposal No. 8:	Revision to Remuneration for Directors (excluding Directors Serving on the Audit and Supervisory Committee)
Proposal No. 8 was approved and adopted as proposed. The amount of remuneration has been set at 750 million yen or less per year (of that up to 50 million yen or less per year for Outside Directors), with the specific amount, payment period, and other details for each Director (excluding Directors serving on the Audit and Supervisory Committee) shall be decided by a resolution of the Board of Directors.

By the resolutions at the meetings of the Board of Directors and of the Audit and Supervisory Committee held following the close of this General Meeting of Shareholders, the Company’s Directors are as follows:

[Directors (excluding Directors serving on the Audit and Supervisory Committee)]
Representative Director	Tamio Yoshimatsu
Representative Director	Nobuo Shibata
Director	Hideharu Takemori
Director	Toshio Fukami
Director	Shigeki Okamoto
Director	Yoshiki Fujiwara
Director	Yasunori Koga
Director	Shunichiro Hombo
Director	Zenji Miura	(Outside Director)

[Directors serving on the Audit and Supervisory Committee]
Director	Hiroyoshi Miyaki	(Standing Audit and Supervisory Committee Member (full-time))
Director	Tadanori Taguchi	(full-time)
Director	Gotaro Ichiki	(Outside Director)
Director	Seiji Isoyama	(Outside Director)
Director	Tomoko Ogami	(Outside Director)

Moreover, beginning on April 1, 2017, the Company’s Directors will be as follows. The official decision will be made based on the required resolutions at the meetings of the Board of Directors and of the Audit and Supervisory Committee of Coca-Cola Bottlers Japan Inc. (currently Coca-Cola West Company, Limited) expected to be held on or after April 1, 2017.

[Directors (excluding Directors serving on the Audit and Supervisory Committee)]
Representative Director	Tamio Yoshimatsu
Representative Director	Vikas Tiku
Director	Yasunori Koga
Director	Costel Mandrea
Director	Hiroshi Yoshioka	(Outside Director)

[Directors serving on the Audit and Supervisory Committee]
Director	Tadanori Taguchi	(full-time)
Director	Zenji Miura	(Outside Director)
Director	Irial Finan	(Outside Director)
Director	John Murphy	(Outside Director)